Exhibit 99.1

Nevada Geothermal Power Inc.

Appoints Ross Glanville to the Board of Directors

VANCOUVER, B.C. (June 4, 2008) – Nevada Geothermal Power Inc. (NGP) (TSX-V: NGP, OTC-BB: NGLPF) today announced that Ross Glanville, B.A.Sc., P. Eng., MBA, has been appointed to NGP’s Board of Directors.      Mr. Glanville has over 35 years experience in mining, exploration, finance, marketing and management, with 20 years experience in senior executive positions within major and junior mining companies.

Mr. Glanville has been director, president, and founder of public companies (listed on the Toronto Stock Exchange, NASDAQ, Australian Stock Exchange, and TSX Venture Exchange) involved in mine operations, research and development, and exploration for a wide variety of mineral commodities. Mr. Glanville has prepared feasibility studies and valued more than 500 mining companies and mineral properties at all stages of development, from early exploration through to producing mines.

Mr. Glanville has been granted incentive stock options to purchase 400,000 common shares of the Company at an exercise price of $1.12 per share for a term of five years.  Common shares which may be acquired upon exercise of the options shall be subject to a hold period which will expire on October 5, 2008.

About Nevada Geothermal Power Inc.:

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP is committed to the geothermal industry and currently owns a 100% leasehold interest in four properties: Blue Mountain with an expected Phase 1 production start-up at the end of 2009, Pumpernickel, Black Warrior, all of which are ideally situated in Nevada and Crump Geyser in Oregon.  These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to 200 MW from the current lease-holds.

Nevada Geothermal Power Inc. Brian D. Fairbank, P. Eng. President & CEO www.nevadageothermal.com

Investor Inquiries

Shelley Kirk

Nevada Geothermal Power Inc.

Telephone: 604-688-1553 X118

Toll Free: 866-688-0808 X118

Tracy Weslosky or Fred Cowans

Pro-Edge Consultants Inc.

Telephone: (416) 581-0177

Toll Free: (866) 544-9622 or

info@pro-edge.com

www.pro-edge.com

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.